Hogan Lovells US LLP Tabor Center, Suite 1500 1200 Seventeenth Street Denver, Colorado 80202 T 303.899.7300 F 303.899.7333 www.hoganlovells.com

November 21, 2011

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                                                                    Dietrich King

John Reynolds

Jay Williamson

Re:     US Gold Corporation

Preliminary Proxy Statement on Schedule 14A

Filed October 7, 2011

File No. 001-33190

Dear Mr. Williamson,

On behalf of US Gold Corporation (“US Gold” or the “Company”) and per our discussion on November 18, 2011 regarding the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-33190), as filed with the Commission on October 7, 2011 (the “Preliminary Proxy Statement”), the Company confirms that the Definitive Proxy Statement on Schedule 14A that US Gold will file on Edgar and mail to its shareholders as of the record date will include the following revision:

The Arrangement Agreement, page 85

Explanatory Note Regarding the Arrangement Agreement and the Summary of the Arrangement Agreement~~; Representations, Warranties and Covenants in the Arrangement Agreement Are Not Intended to be Relied Upon as Public Disclosure~~.

Please direct any general questions or comments regarding the foregoing to George Hagerty at (303) 454-2464 or me at (303) 454-2420 or ami.galani@hoganlovells.com.

Sincerely,

/s/ Ami Galani

Ami Galani
Associate
ami.galani@hoganlovells.com
+1 303 454 2420

cc:           Nils Engelstad

US Gold Corporation

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in:  Abu Dhabi   Alicante   Amsterdam   Baltimore   Beijing   Berlin   Boulder   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   London   Los Angeles   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rome   San Francisco   Shanghai   Silicon Valley   Singapore   Tokyo   Ulaanbaatar   Warsaw   Washington DC   Associated offices: Budapest   Jeddah   Riyadh   Zagreb

Statement of US Gold Corporation

November 21, 2011

Re:         Preliminary Proxy Statement on Schedule 14A

Filed October 7, 2011

File No. 001-33190

US Gold Corporation (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission (the “Commission”) staff on the above referenced filing, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

US GOLD CORPORATION

By:	/s/ Perry Ing
Perry Ing
Chief Financial Officer